

September 23, 2013

Via E-mail
Mr. Michael R. Dunn
Chief Executive Officer
FITT Highway Products, Inc.
P.O. Box 4709
Mission Viejo, CA 92690

> **Re: FITT Highway Products, Inc.**
> **Amendment No. 3 to Schedule 14C**
> **Filed September 13, 2013**
> **File No. 000-33519**

Dear Mr. Dunn:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated August 19, 2013, and we partially reissue the comment. Please revise to provide the information required by Item 14(b)(7) of Schedule 14A.

Financial Information, page 13

2. Please provide the required notes to the financial statements for F.I.T.T. Energy Products Inc.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director